Filed by Vine Hill Capital Investment Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vine Hill Capital Investment Corp

Commission File No.: 001-42267

CoinShares Announces Royal Court of Jersey Hearing Date as U.S. Listing Transaction Advances

22 January 2026 | SAINT HELIER, Jersey | CoinShares International Limited (“CoinShares” or the “Company”) (Nasdaq Stockholm: CS; US OTCQX: CNSRF), with an announced merger with Vine Hill Capital Investment Corp (Nasdaq: VCIC), a leading global asset manager specialising in digital assets, today announces that the Royal Court of Jersey has scheduled a directions hearing for 17 February 2026 in connection with its proposed business combination (the “Transaction”) with Vine Hill Capital Investment Corp. (“Vine Hill”).

Transaction Progress

The directions hearing represents a key procedural milestone in the Company’s proposed Scheme of Arrangement. At this hearing, the Court will be asked to approve the form of shareholder documentation and provide directions for convening the requisite shareholder meetings of the Company.

Subject to Court approval, the Company expects to publish the Scheme Circular and related documentation on or around 18 February 2026. Furthermore, Odysseus Holdings Limited expects to publish the Swedish offer document on or around 25 February 2026.

Path to U.S. Listing

CoinShares and Odysseus Holdings Limited confidentially submitted a draft registration statement on Form F-4 (the “F-4”) to the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2025. The Company will provide further updates on the anticipated timeline following continued engagement with the SEC, and not later than in connection with the publication of the Scheme Circular.

The boards of CoinShares and Vine Hill, together with CoinShares major shareholders, remain fully committed to completing this Transaction.

As previously announced, the transaction values CoinShares at USD 1.2 billion, based on the Company’s 2024 full-year adjusted EBITDA. Notably, this EBITDA was generated during a period when bitcoin averaged $65,964, compared to current prices of approximately $90,000.

Completion of the Transaction also remains subject to customary closing conditions, including the approval of CoinShares’ and Vine Hill’s respective shareholders, obtaining the requisite Acts of the Royal Court of Jersey, the effectiveness of the F-4, and receipt of certain local regulatory approvals.

About CoinShares

CoinShares is a leading global digital asset manager that delivers a broad range of financial services across investment management, trading, and securities to a wide array of clients that include corporations, financial institutions, and individuals. Founded in 2013, the firm is headquartered in Jersey, with offices in France, Stockholm, the UK, and the US. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares is publicly listed on the Nasdaq Stockholm under the ticker CS and the OTCQX under the ticker CNSRF.

About Vine Hill

Vine Hill is a special purpose acquisition company (“SPAC”) sponsored by an affiliate of Vine Hill Capital Partners and formed as part of a platform to sponsor a series of SPACs. Vine Hill completed its $220 million initial public offering in September 2024 and its stock currently trades on Nasdaq under the ticker “VCIC.” Vine Hill Capital Partners is a premier alternative investment manager dedicated to helping businesses achieve their full potential and unlocking shareholder value through leveraging the public markets.

For more information on CoinShares, please visit: https://coinshares.com
Company | +44 (0)1534 513 100 | enquiries@coinshares.com
Investor Relations | +44 (0)1534 513 100 | enquiries@coinshares.com

Press Contact

CoinShares

Benoît Pellevoizin

bpellevoizin@coinshares.com

M Group Strategic Communications

Peter Padovano

coinshares@mgroupsc.com

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares, Vine Hill, Odysseus Holdings Limited (“Holdco”) and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares and Holdco. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Holdco or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

In connection with the Transactions, CoinShares, Vine Hill and Holdco plan to file a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of Vine Hill and a prospectus of Holdco relating to the offer of the securities to be issued to Vine Hill’s securityholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to Vine Hill shareholders as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Holdco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, HOLDCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Holdco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Holdco at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE

Participants in the Solicitation

Vine Hill, CoinShares, Holdco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill can be found in the sections entitled “Directors, Executive Officers and Corporate Governance – Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of Vine Hill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 26, 2025 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: sec.gov/Archives/edgar/data/2025396/000101376225002707/ea0234943-10k_vinehill.htm. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, other members of management and employees of CoinShares and Holdco, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Holdco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Holdco within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, the timing of, and the satisfaction of closing conditions to, completion of the Transaction. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Holdco’s ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Holdco’s present and future policies and plans and the environment in which CoinShares and Holdco will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Holdco or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Holdco to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Holdco; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Holdco to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Holdco ordinary shares on a major securities exchange; (6) failure of Holdco to obtain or maintain the listing of its securities on any securities exchange after the closing; (7) costs related to the Transactions and as a result of Holdco becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco; (10) failure of CoinShares’ and/or Holdco’s digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Holdco; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Holdco and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Holdco’s business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Holdco ordinary shares will be listed or by the SEC, which may impact the ability to list Holdco ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Holdco’s securities; (19) trading price and volume of Holdco ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Holdco shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Holdco; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Holdco ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Holdco ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Holdco, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Holdco’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Holdco, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Holdco’s digital assets, as a result of which CoinShares or Holdco may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Holdco’s business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Holdco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Holdco’s digital assets and the market price of CoinShares or Holdco listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Holdco, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Holdco undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Holdco’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Holdco’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Holdco will, or are likely to, generate going forward.

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